BRF S.A.

A Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

NOTICE TO SHAREHOLDERS

BRF S.A. (“BRF” or “Company”) (BOVESPA: BRFS3; NYSE: BRFS), in accordance with the Notice to Shareholders disclosed on December 17, 2015 (the “Notice”), hereby informs that, due to repurchases of shares held under the Company’s Share Buyback Program approved on October 29, 2015, the amount per outstanding share to be paid to the Company’s shareholders on February 12, 2016, is now adjusted as the following: (i) R$ 0,584462002 per outstanding share as Interest on Capital; and (ii) R$ 0,112896461 per outstanding share as dividends, remaining unchanged the other information contained in the Notice.

São Paulo, December 29, 2015

Augusto Ribeiro Junior

Chief Financial and Investor Relations Officer